Filed pursuant to Rule 424(b)(3)

Registration No. 333-291832

Prospectus Supplement No. 3

(To Prospectus dated December 11, 2025)

Jupiter Neurosciences, Inc.

This prospectus supplement updates, amends and supplements the prospectus dated December 11, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-291832) and is being filed to update, amend and supplement the information included in the Prospectus with information contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on May 20, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Shares of our common stock, par value $0.0001 per share (our “Common Stock”), are listed on The Nasdaq Stock Market, LLC under the symbol “JUNS.” On May 19, 2026, the closing price of our Common Stock was $0.32 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this prospectus supplement or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 20, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

May 20, 2026

Date of Report (Date of earliest event reported)

JUPITER NEUROSCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41265	47-4828381
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1001 North US HWY 1, Suite 504, Jupiter, FL	33477
(Address of principal executive offices)	(Zip Code)

(561) 406-6154

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	JUNS	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On May 19, 2026, Jupiter Neurosciences, Inc. (the “Company”) and PharmAla Biotech Holdings Inc. (“PharmAla”) entered into a non-binding summary of proposed terms (the “Term Sheet”) regarding a potential licensing transaction of PharmAla’s ALA-002 program for the United States. On May 20, 2026, the Company issued a press release announcing the Term Sheet. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Item 7.01, including the press release furnished as an exhibit hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing. The Term Sheet is a nonbinding summary of proposed terms and does not create any obligation on the part of the Company or PharmAla to consummate any transaction unless and until definitive agreements are executed.

Item 8.01. Other Events.

On May 19, 2026, the Company and PharmAla executed the Term Sheet describing a potential licensing transaction pursuant to which the Company would acquire from PharmAla exclusive and perpetual U.S. rights to ALA-002, a proprietary, next-generation MDMA formulation, together with related intellectual property, regulatory materials, tangible inventory, and certain contractual and regulatory rights (collectively, the “Assets”), subject to the Company’s compliance with the definitive agreements. The Term Sheet reflects the parties’ current understanding and contemplates that the parties would enter into a definitive agreement within 90 days of the date of the Term Sheet, as well as the following principal terms, which remain subject to due diligence and the negotiation and execution of definitive agreements:

●	Consideration. At closing of the contemplated transaction, PharmAla would receive total upfront consideration of $3,333,333, comprised of $1,500,000 in cash and $1,833,333 in equity securities of the Company; the equity securities issued to PharmAla would be subject to a 180-day lock-up period; and the Company may elect to substitute all-cash consideration at its sole discretion. In addition, the Term Sheet contemplates (i) development milestones of $3,333,333 upon initiation of a Phase 3 clinical trial of ALA-002 and $20,000,000 upon U.S. Food and Drug Administration approval, and (ii) commercialization milestones of $10,000,000, $30,000,000 and $33,333,333 upon first achievement of specified U.S. annual net sales thresholds of $333,333,333, $1,000,000,000 and $2,000,000,000, respectively. Following achievement of all commercialization milestones, PharmAla would be entitled to a perpetual 3% royalty on U.S. net sales of licensed products. Each milestone would be payable once upon first achievement of the applicable threshold. Within 90 days of closing, if required, the Company would file a registration statement to register the equity portion of the upfront consideration.
●	Escrow. Contemporaneously with the Term Sheet, the Company would deposit $600,000 into escrow, to be credited against the upfront cash payable to PharmAla at closing. If a definitive agreement is not executed within 90 days from signing of the Term Sheet (subject to specified fault-based carve-outs), PharmAla would receive the escrow as a reverse termination fee, as to be set forth in a separate escrow agreement.
●	Exclusivity; No-Shop. The Term Sheet provides for a 90-day exclusivity period (subject to mutual written extension) during which PharmAla will not solicit, negotiate or enter into competing U.S. transactions regarding the Assets, subject to customary exceptions.
●	Assets and Responsibilities. The contemplated transaction would transfer to the Company exclusive and perpetual U.S. rights to ALA-002, including intellectual property (patents and applications, know-how and data), regulatory files and correspondence, CMC information and manufacturing materials, inventory and specified third-party agreements necessary for development and commercialization in the U.S., subject to the Company’s compliance with the definitive agreements. Upon closing, the Company would assume sole responsibility for U.S. patent prosecution and maintenance related to ALA-002, including the preparation, filing and prosecution of new patent applications and maintenance of existing patents, and would have the right to select and direct U.S. patent counsel, with PharmAla’s reasonable cooperation. Certain assets are excluded, including PharmAla’s cash, tax attributes and programs outside ALA-002.

●	Conditions; Approvals. Execution of definitive agreements would be subject to the Company’s due diligence in its sole discretion, negotiation of mutually acceptable definitive documentation with customary representations, warranties, covenants, and closing conditions, shareholder approvals of each party to the extent required, the absence of any material adverse effect on either party and any required Nasdaq or other regulatory approvals.
●	Development Timelines; Operations. The definitive agreement would include a development timeline (including targeted dates for Phase 3 completion and a New Drug Application in the United States, subject to customary terms and conditions for licensing transactions of this nature) and customary interim operating covenants for PharmAla from signing to closing, including maintenance of the Assets and preservation of related rights.

The Term Sheet expressly provides that, other than certain binding provisions (including, among others, escrow, fees and expenses, confidentiality, exclusivity and expenses), it is non-binding, and no party will be obligated to proceed with the contemplated transaction unless and until a mutually acceptable definitive agreement is executed. There can be no assurance that a definitive agreement will be entered into on the terms summarized above or at all, or that, if entered into, the contemplated transaction will be consummated.

Cautionary Note Regarding Forward-Looking Statements.

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the parties’ intention to negotiate and enter into definitive agreements; the timing, structure, or completion of the contemplated transaction; anticipated consideration, milestone or royalty payments; regulatory plans and timelines (including clinical development and potential FDA submissions and approvals); expected benefits of the contemplated transaction; future product commercialization; and other statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “seeks,” “should,” “will,” “would,” the negative of these terms, and similar expressions, although not all forward-looking statements contain these words.

Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation: risks that the parties may be unable to agree on definitive terms or satisfy closing conditions; risks that required approvals (including shareholder, Nasdaq or regulatory approvals) may not be obtained on a timely basis or at all; risks related to the outcome and timing of due diligence; potential changes in the scope, structure, or timing of the contemplated transaction; risks that clinical, regulatory, manufacturing, intellectual property, commercial or other developments (including the results, timing and success of any planned or ongoing studies of ALA-002) may differ from current expectations; the possibility that milestone events may not occur when expected or at all; the possibility that any registration statement may not be declared effective within expected timeframes; risks related to financing, market conditions and the Company’s ability to fund development and commercialization activities; dependence on third parties, including contract manufacturers and licensors; risks related to protecting and enforcing intellectual property rights; competitive developments; and other risks and uncertainties described from time to time in the Company’s filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Any forward-looking statement speaks only as of the date of this report, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this report, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements.

Additional Disclaimers.

The Term Sheet and this Current Report on Form 8-K do not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

No binding obligation of the Company or PharmAla relating to the contemplated transaction shall arise unless and until definitive agreements are executed and delivered by the parties, and then only on the terms and conditions set forth therein.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description
99.1	Press Release, dated May 20, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JUPITER NEUROSCIENCES, INC.

Date: May 20, 2026	By:	/s/ Christer Rosén
	Name:	Christer Rosén
	Title:	Chief Executive Officer

Exhibit 99.1

Jupiter Neurosciences Secures $100M Term Sheet for Exclusive U.S. Rights to ALA-002, a Next-Generation MDMA Therapeutic from PharmAla Biotech

Transaction Positions JUNS at the Forefront of Next-Generation MDMA-Based Therapeutics Following President Trump’s April 18, 2026, Executive Order Accelerating Psychedelic Medicine

JUPITER, FL – May 20, 2026 (GLOBE NEWSWIRE) -- Jupiter Neurosciences, Inc. (NASDAQ: JUNS) (“Jupiter” or the “Company”), a clinical-stage biopharmaceutical company focused on central nervous system disorders and neuroinflammation, today announced that it has entered into term sheet to acquire exclusive, perpetual United States licensing rights to ALA-002, the lead drug candidate of PharmAla Biotech Holdings Inc. (CSE: MDMA; OTCQB: MDXXF) (“PharmAla”), a global leader in the research, development, and manufacturing of novel MDXX-class molecules. Pursuant to the term sheet, Jupiter would make to PharmAla an upfront payment of $3.33 million comprised of $1.50 million in cash, and $1.83 million in shares of common stock of JUNS at closing of the definitive agreement. The shares will be subject to a 120-day Lock-up period. The term sheet also provides that additional development milestone payments and single digit royalties will be paid as the product is developed, approved and commercialized. Closing of the definitive agreement, based on the terms and conditions set forth in the term sheet, is to occur no more than 90 days from the execution of the term sheet. Pursuant to the term sheet, Jupiter agreed to deposit $600,000 into an escrow account upon execution of the term sheet, which shall be credited against the upfront cash consideration payable to PharmAla at closing under the definitive agreement. If the definitive agreement is not executed within 90 days from signing of the term sheet, PharmAla shall receive all the cash escrowed amount as a reverse termination fee, subject to fault-based carve-outs and exceptions as set forth in the escrow agreement.

ALA-002 is a patented, non-racemic MDMA formulation recognized by the U.S. Food and Drug Administration (“FDA”) as a Novel Chemical Entity (“NCE”). It has been engineered to deliver materially improved cardiovascular safety and reduced abuse liability compared to racemic MDMA, while preserving and enhancing the pro-social and therapeutic properties central to MDMA-assisted therapy. PharmAla’s MDMA supply is in active U.S. government-sponsored VA and DHA clinical trials, providing real-world manufacturing support addressing a $multi-Billion psychedelic therapeutics market targeting millions of Americans with PTSD/anxiety.

On April 18, 2026, President Donald J. Trump signed a landmark Executive Order titled “Accelerating Medical Treatments for Serious Mental Illness,” directing the FDA and Drug Enforcement Administration (“DEA”) to expand access to investigational psychedelic therapies. Key provisions of the Executive Order include the Right to Try Pathway: Establishes access to investigational psychedelic drugs for eligible patients, including Schedule I handling authorizations for treating physicians, Commissioner’s National Priority Vouchers: Issued to psychedelic drugs that have received FDA Breakthrough Therapy designation, enabling expedited review timelines of 1-2 months vs. the standard 6-12 months, Federal Funding: Allocates $50 million through the Advanced Research Projects Agency for Health (ARPA-H) to support state and federal psychedelic medicine programs and Cross-Agency Coordination: Directs HHS, FDA, and the Department of Veterans Affairs to collaborate on data sharing and expanded clinical trial participation for psychedelic therapies

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With ALA-002, Jupiter is positioning itself within what many analysts now project will become a multi-billion-dollar regulated psychedelic therapeutics market in the United States alone, with annual sales potential in the early-to-mid 2030s commonly estimated in the approximately 6 billion to 15 billion dollar range, led by MDMA- and psilocybin-assisted therapies for depression, PTSD, and anxiety disorders. Against this backdrop, a next-generation, non-racemic MDMA NCE such as ALA-002 offers Jupiter an opportunity to participate in the most advanced and clinically validated segment of psychedelic medicine, where MDMA-assisted therapy is widely expected to anchor one of the largest and fastest-growing indications in the category as reimbursement, clinic infrastructure, and federal initiatives converge to support scaled access for U.S. patients.

“This proposed transaction is strategically aligned with Jupiter’s long-term focus on CNS innovation and the development of therapies intended to address Longevity, brain health, neuroplasticity, and serious neuropsychiatric conditions,” said Christer Rosén, Chairman and Chief Executive Officer of Jupiter Neurosciences. “Substantial time and negotiations with the Pharmala team as well as our initial due-diligence of ALA-002 convinced us that with exclusive US rights to ALA-002, Jupiter would be adding a highly differentiated Mental Health asset that complements our broader mission of advancing novel treatments across the CNS landscape.”

“ALA-002 represents the type of innovative, next-generation asset we believe can play a pivotal role in future neuropsychiatric therapies,” said Alison Silva, President and Chief Business Officer of Jupiter Neurosciences. “The completion of this transaction would broaden our strategic reach in CNS and brain plasticity while strengthening our shareholder’s equity and create a potential path to build long-term value through disciplined clinical and regulatory execution in the United States.”

“PharmAla has developed ALA-002 with the goal of delivering a differentiated MDMA-based therapeutic candidate for patients who need better treatment options,” said Nicholas Kadysh, Founding Chief Executive Officer of PharmAla Biotech Holdings Inc. “Jupiter’s focus on CNS disorders and its commitment to advancing innovative brain therapies in the United States make this a strong strategic fit for both companies.”

D. Boral Capital, LLC is acting as the sole financial advisor to Jupiter Neurosciences in connection with this transaction.

The proposed transaction remains subject to the completion of due diligence, negotiation and execution of definitive agreements, receipt of all required corporate and regulatory approvals, and other customary closing conditions.

About Jupiter Neurosciences, Inc.

Jupiter Neurosciences, Inc. (NASDAQ: JUNS) is a clinical-stage biopharmaceutical company advancing a therapeutic pipeline targeting central nervous system disorders and neuroinflammation. The Company’s lead program, JOTROL(TM) -- a proprietary, enhanced bioavailability resveratrol formulation -- is currently in a Phase IIa clinical trial for Parkinson’s disease. JUNS also commercializes Nugevia(TM), a consumer longevity supplement. The acquisition of ALA-002 U.S. rights further strengthens the Company’s CNS pipeline by adding a next-generation, patented psychedelic NCE at a pivotal moment in U.S. regulatory policy. For more information, please visit www.jupiterneurosciences.com.

About PharmAla Biotech Holdings Inc.

PharmAla Biotech Holdings Inc. (CSE: MDMA; OTCQB: MDXXF) is a biotechnology company focused on the research, development, and manufacturing of MDXX-class molecules. PharmAla is the world’s only company currently provisioning clinical-grade MDMA for patient treatments outside of clinical trials, with a commercial presence through its Cortexa joint venture in Australia -- the only jurisdiction globally where MDMA is currently approved for prescription by authorized psychiatrists for the treatment of PTSD. PharmAla’s LaNeo(TM) MDMA is supplied into multiple U.S. VA and DHA-sponsored clinical trials. For more information, please visit www.pharmala.ca.

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About D. Boral Capital, LLC

D. Boral Capital LLC is a premier, relationship-driven global investment bank headquartered in New York. The firm is dedicated to delivering exceptional strategic advisory and tailored financial solutions to middle-market and emerging growth companies. With a proven track record, D. Boral Capital provides expert guidance to clients across diverse sectors worldwide, leveraging access to capital from key markets, including the United States, Asia, Europe, the Middle East, and Latin America. A recognized leader on Wall Street, D. Boral Capital has successfully aggregated approximately $30 billion in capital since its inception in 2020, executing ~350 transactions across a broad range of investment banking products.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Forward-looking statements include, without limitation, statements regarding the timing of definitive agreements with PharmAla, if entered into, the anticipated benefits of the proposed ALA-002 acquisition; expected development timelines; anticipated regulatory approvals, and the anticipated impact of President Trump’s April 18, 2026 Executive Order on the psychedelic medicine sector and the Company’s business. Such statements are based on management’s current expectations and assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially, including, without limitation, that the proposed transaction is subject to the completion of due diligence, negotiation and execution of definitive agreements, receipt of all required corporate and regulatory approvals, and other customary closing conditions. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Jupiter’s Annual Report on Form 10-K, filed with the SEC on April 1, 2026, and in subsequent filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements.

Investor Relations Contact

Jupiter Neurosciences, Inc.

Christer Rosen, Chairman & Chief Executive Officer

ir@jupiterneurosciences.com

Media Contact

Josh Birch, Media Relations Manager

KNB Communications

JBirch@KNBComm.com

SOURCE: Jupiter Neurosciences, Inc.

(c) 2026 Jupiter Neurosciences, Inc. All rights reserved. JOTROL(TM) and Nugevia(TM) are trademarks of Jupiter Neurosciences, Inc. LaNeo(TM) is a trademark of PharmAla Biotech Holdings Inc.

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